EXHIBIT 12.2

United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income/(loss) from continuing operations	$46,082	$56,940	$33,544	$32,766	$(13,309)
Add from continuing operations:
Interest on indebtedness (a)	30,067	40,321	41,717	36,058	45,234
Portion of rents representative of the interest factor	1,826	1,868	1,751	1,705	1,665
Amortization of capitalized interest	744	734	725	580	398
Total earnings	$78,719	$99,863	$77,737	$71,109	$33,988

Fixed charges from continuing operations:
Interest on indebtedness (a)	$30,067	$40,321	$41,717	$36,058	$45,234
Interest capitalized	206	182	2,890	5,870	3,679
Portion of rents representative of the interest factor	1,826	1,868	1,751	1,705	1,665
Fixed charges	$32,099	$42,371	$46,358	$43,633	$50,578

Ratio of earnings to fixed charges	2.45	2.36	1.68	1.63	—	(b)
(a) Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.

(b) The ratio was less than 1:1 for the year ended December 31, 2012 as earnings were inadequate to cover fixed charges by deficiencies of approximately $16.6 million.